SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________



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                              TAT Technologies Ltd.

6-K Items

     1. Immediate report filed by TAT Technologies Ltd. with the Israeli Securities Authority and the Tel Aviv Stock Exchange on December 20, 2007.






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                                                                          ITEM 1


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                              Tat Technologies Ltd.
                              ---------------------

                                 (the "Company")

                                                              December 20, 2007


To: Israeli Securities Authority                     To: Tel Aviv Stock Exchange


                              Re.: Immediate Report

In furtherance of an immediate report filed on November 15, 2007, please be notified that on December 19, 2007, the sale of the controlling interest in TAT Industries Ltd., ("TAT Industries"), our controlling shareholder, was completed. Mr. Shlomo Ostersetzer and Mr. Dov Zeelim, through companies wholly owned by them, sold to Ishal Amlet Investments (1995) Ltd. ("Ishal"), 54.6% of the outstanding ordinary shares of TAT Industries.

In addition, Ishal purchased 600,000 ordinary shares of TAT Industries from FIMI Opportunity Fund and intends to complete the purchase of an additional 45,000 ordinary shares from Mr. Dov Zeelim on December 20, 2007.

Moreover, the Company was notified by Mr. Shlomo Ostersetzer that he will be resigning from his position as the Chairman of the Board of Directors of the Company effective as of January 1, 2008, but will continue to act as a consultant to the Company in accordance with an employment agreement between Mr. Ostersetzer and the Company, dated July 29, 2004.




                                            Respectfully,

                                            Tat Technologies Ltd.


                                *****************




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: December 20, 2007